UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006 Commission File Number: 0-29031
SINOVAC BIOTECH LTD. (Name of Registrant in its charter)

ANTIGUA and BARBUDA
(State or other jurisdiction of incorporation or organization)

39 Shangdi Xi Road Haidian District, Beijing China 100085 (Address of principal executive offices and zip code)
Tel: 86-10-82890088 Fax: 86-10-62966910 (Issuer's telephone and fax numbers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____                                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Semiannual Report
For the Six Months Ended June 30, 2005

Table of Contents

The terms “we”, “us”, “our”, “Company” and “Sinovac” as used in this report refers to Sinovac Biotech Ltd.

Item 1.     FINANCIAL STATEMENTS

The following selected financial data have been summarized or derived from our unaudited financial statements. This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, included elsewhere in this report.

SINOVAC BIOTECH LTD.

Consolidated Financial Statements
(Expressed in U.S. Dollars)

(Unaudited)
June 30, 2005

Index

Unaudited Consolidated Balance Sheets
Unaudited Consolidated Statements of Operations
Unaudited Consolidated Statements of Stockholders’ Equity
Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Financial Statements

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)

		June 30 2005		December 31 2004 Restated (Note 2)
ASSETS
Current assets
Cash and cash equivalents		$1,342,316		$2,605,051
Restricted cash		285,860		391,481
Accounts receivable - net (Note 4)		4,026,085		3,353,287
Inventories (Note 5)		1,387,268		487,243
Prepaid expenses and deposits		328,701		438,614
Deposit to a related party for land-use right (Note 12(f))		388,682		-
Due from related parities (Notes 7 and 12)		-		1,194,878

Total current assets		7,758,912		8,470,554
Deposit on equipment		279,000		-
Property, plant and equipment (Note 6)		11,921,312		10,042,063
Due from related parties (Note 12 (a))		1,439,976		1,816,998
Deferred tax assets		630,878		860,300
Licenses and permit (Note 8)		1,745,646		1,230,315

Total assets		$23,775,724		$22,420,230
===========================================	===	=================	===	================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable (Note 6)		$2,604,469		$2,605,314
Accounts payable and accrued liabilities		2,681,920		2,519,102
Due to related parties (Note 12 (b))		36,136		29,190
Dividends payable		145,128		470,301
Deferred research grants		980,885		1,032,036

Total current liabilities		6,448,538		6,655,943

Long-term debts (Note 6)		191,687		202,436

Minority interest (Notes 7 and 9)		1,958,061		3,124,640

Commitments (Note 12(d))
STOCKHOLDERS' EQUITY (Note 10)
Preferred stock
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock
Authorized 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 37,611,211 (2004 – 35,815,015)		37,611		35,815
Subscriptions received		-		206,950
Additional paid in capital		24,569,878		18,151,878
Dedicated reserves (Note 13)		199,606		199,606
Accumulated other comprehensive loss		(8,719)		(1,613)
Accumulated deficit		(9,620,938)		(6,155,425)

Total stockholders' equity		15,177,438		12,437,211

Total liabilities and stockholders' equity		$23,775,724		$22,420,230
===========================================	===	=================	===	================
The accompanying notes are an integral part of these unaudited financial statements.

SINOVAC BIOTECH LTD. Consolidated Statements of Operations Six Months Ended June 30, 2005 and 2004 (Unaudited) (Expressed in U.S. Dollars)

		2005		2004

Sales		$2,698,596		$2,291,558

Cost of sales – exclusive of depreciation of land use rights and amortization of licenses and permits related to operating activities of $134,703 (2004 - $100,893)		728,115		761,959

Gross profit		1,970,481		1,529,599

Selling, general and administrative expenses		2,201,369		1,861,329

Stock-based compensation		2,897,088		2,238,098

Research and development expenses		116,163		137,158

Purchased in process research and development (Note 7)		86,189		-

Depreciation of property, plant and equipment
and amortization of licenses and permits		245,017		172,461

Total operating expenses		5,545,826		4,409,046

Operating loss		(3,575,345)		(2,879,447)

Interest and financing expenses (Note 12)		(84,322)		(172,187)

Interest income (Note 12)		42,381		170,935

Loss before income taxes and minority interest		(3,617,286)		(2,880,699)

Income taxes – deferred		(21,422)		-

Loss before minority interest		(3,638,708)		(2,880,699)

Minority interest share of loss (income)		173,195		(8,597)

Net loss for the period		$(3,465,513)		$(2,889,296)
=================================================	===	==============	===	===============

Loss per share - basic and diluted		$(0.09)		$(0.09)
=================================================	===	==============	===	===============

Weighted average number of common stocks outstanding
- Basic and diluted		37,283,640		31,975,688
=================================================	===	==============	===	===============

The accompanying notes are an integral part of these unaudited financial statements.

SINOVAC BIOTECH LTD. Consolidated Statements of Stockholders’ Equity Six Months Ended June 30, 2005 and 2004 (Unaudited) (Expressed in U.S. Dollars)

	Common stock
	Shares		Amount		Additional paid in capital		Compre-hensive income (loss)		Dedicated reserves		Deficit accumulated		Accumulated other comprehensive Income		Subscriptions (receivable) and received		Total Stockholders’ equity

Balance, December 31, 2001 (Restated – Note 2)	14,709,804		$14,710		$7,993,161		$-		$-		$(206,408)	$			$(1,020,139)		$6,781,324
Contribution of drug licenses for shares at transferor's cost	1,760,784		1,761		456,873		-		-		-		-		-		458,634
Subscriptions receivable received	-		-		-		-		-		-		-		1,020,139		1,020,139
Component of comprehensive income (loss)
- Net (loss) for the period	-		-		-		(1,166,052)		-		(1,166,052)		-		-		(1,166,052)

Comprehensive (loss)							$(1,166,052)
							=========
Balance, December 31, 2002 (Restated – Note 2)	16,470,588		16,471		8,450,034				-		(1,372,460)		-		-		7,094,045
Debt exchange for shares	3,137,255		3,137		2,605,559		-		-		-		-		-		2,608,696
Recapitalization adjustment	-		-		(5,426,848)		-		-		955,659		-		-		(4,471,189)
Spin-off of minority interest on recapitalization	(9,607,843)		(9,608)		9,608		-		-		-		-		-		-
Recapitalization to effect the acquisition of Net-Force	17,091,033		17,091		(16,991)		-		-		-		-		-		100

Balance after recapitalization adjustment	27,091,033		27,091		5,621,362		-				(416,801)		-		-		5,231,652
Imputed interest on advances from related parties	-		-		57,277		-		-		-		-		-		57,277
Stock-based compensation	-		-		119,581		-		-		-		-		-		119,581
Subscriptions received	-		-		-		-		-		-		-		1,031,959		1,031,959
Components of comprehensive income (loss)
- Foreign currency translation	-		-		-		206		-		-		206		-		206
- Net (loss) for the period	-		-		-		(872,307)		-		(872,307)		-		-		(872,307)

Comprehensive (loss)							$(872,101)
Balance, December 31, 2003 (Restated – Note 2)	27,091,033		$27,091		$5,798,220				$-		$(1,289,108)		$206		$1,031,959		$5,568,368
================================	=========	==	========	==	=========	==	=========	==	=======	==	=========	==	==========	==	=========	==	==========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SINOVAC BIOTECH LTD. Consolidated Statements of Stockholders’ Equity Six Months Ended June 30, 2005 and 2004 (Unaudited) (Expressed in U.S. Dollars)

	Common stock
	Shares		Amount		Additional paid in capital		Compre-hensive income (loss)		Dedicated reserves		Deficit accumulated		Accumulated other comprehensive Income		Subscriptions (receivable) and received		Total Stockholders’ equity

Balance, December 31, 2003 (Restated – Note 2)	27,091,033		$27,091		$5,798,220				$-		$(1,289,108)		$206		$1,031,959		$5,568,368
Imputed interest on advances from related parties	-		-		1,329		-		-		-		-		-		1,329
Stock-based compensation	-		-		4,428,032		-		-		-		-		-		4,428,032
Common shares issued for acquisition of Tangshan Yian	3,500,000		3,500		1,569,543		-		-		-		-		-		1,573,043
Private placement	4,179,200		4,179		4,745,821		-		-		-		-		(1,031,959)		3,718,041
Exercise of stock options	40,500		41		53,014		-		-		-		-		-		53,055
Exercise of warrants	991,782		991		1,515,432		-		-		-		-		-		1,516,423
Stock issued for received	12,500		13		40,487		-		-		-		-		-		40,500
Subscription received	-		-		-		-		-		-		-		206,950		206,950
Components of comprehensive income (loss)
- Foreign currency translation	-		-		-		(1,819)		-		-		(1,819)		-		(1,819)
- Net (loss) for the period	-		-		-		(4,666,711)		-		(4,666,711)		-		-		(4,666,711)
Transfer to dedicated reserves (Note 13)	-		-		-		-		199,606		(199,606)		-		-

Comprehensive (loss)							$(4,668,530)
Balance, December 31, 2004 (Restated – Note 2)	35,815,015		35,815		18,151,878				199,606		(6,155,425)		(1,613)		206,950		12,437,211
Stock-based compensation	-		-		2,897,088		-		-		-		-		-		2,897,088
Private placement (Note 10(a))	561,667		562		1,516,800		-		-		-		-		(206,950)		1,310,412
Excise of stock options (Note 11)	68,000		68		89,012		-		-		-		-		-		89,080
Excise of warrants (Note 10(b)	1,166,529		1,166		1,915,100		-		-		-		-		-		1,916,266
Components of comprehensive income (loss)
- Foreign currency translation	-		-		-		(7,106)		-		-		(7,106)		-		(7,106)
- Net (loss) for the period	-		-		-		(3,465,513)		-		(3,465,513)		-		-		(3,465,513)
Comprehensive (loss)							$(3,472,619)
Balance, June 30, 2005	37,611,211		$37,611		$24,569,878				$199,606		$(9,620,938)		$(8,719)		$-		$15,177,438
================================	==========	==	=======	==	=========	==	=========	==	=======	==	=========	==	==========	==	=========	==	==========
The accompanying notes are an integral part of these unaudited consolidated financial statements.

SINOVAC BIOTECH LTD. Consolidated Statements of Cash Flows Six Months Ended June 30, 2005 and 2004 (Unaudited) (Expressed in U.S. Dollars)

		2005		2004

Cash flows from (used in) operating activities
Net (loss) for the period		$(3,465,513)		$(2,889,296)
Adjustments to reconcile net (loss) to net cash used by operating activities:
- deferred income taxes		21,422		-
- stock-based compensation		2,897,088		2,238,098
- purchased in-process research and development		86,189		-
- provision for doubtful debts		42,206		243,581
- interest accrued on promissory note, related parties		-		(93,260)
- imputed interest on advances received from related parties		36,225		262
- depreciation of property, plant and equipment
and amortization of licenses and permits		425,818		417,640
- amortization of financing charge		-		(408)
- government research grant recognized		(51,151)		-
- minority interests		(173,195)		8,597
Change in other assets and liabilities
(net of effect of acquisition of subsidiary):
- accounts receivable		(715,004)		(1,148,999)
- deposit for land use right		(388,682)		-
- inventories		(900,025)		55,606
- prepaid expenses and deposits		109,913		(18,634)
- accounts payable and accrued liabilities		162,818		(600,178)

Net cash used in operating activities		(1,911,891)		(1,786,991)

Cash flows from (used in) financing activities
Loan repayment		(11,594)		(423,016)
Proceeds from issuance of common stock		3,315,758		3,718,041
Government grant received		-		1,440,484
Dividends paid to the non-controlling interest of Sinovac China		(325,173)		-
Advances from (to) related parties		1,542,621		(964,886)

Net cash provided by financing activities		4,521,612		3,770,623

Cash flows from (used in) investing activities
Restricted cash		105,621		-
Cash acquired in connection with acquisition of Tangshan Yian		-		42,216
Deposit on equipment		(279,000)		-
Acquisition of interest in Sinovac China from minority interest (Note 7)		(2,260,000)		-
Acquisition of property, plant and equipment		(1,431,971)		(427,241)

Net cash used in investing activities		(3,865,350)		(385,025)

Exchange gain (loss) on cash and equivalents		(7,106)		-

Increase (decrease) in cash and cash equivalents		$(1,262,735)		$1,598,607

Cash and cash equivalents, beginning of period		$2,605,051		$1,420,047

Cash and cash equivalents, end of period		$1,342,316		$3,018,654
======================================================	===	==========	===	==========
Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized		$37,845		$60,145
======================================================	===	==========	===	==========
Cash paid for income taxes		$90,562		$-
======================================================	===	==========	===	==========
The accompanying notes are an integral part of these unaudited consolidated financial statements

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

1.       Nature of Business

The accompanying unaudited interim consolidated financial statements are those of Sinovac Biotech Ltd. (“parent company”), its 71.56% owned subsidiary Sinovac Biotech Co., Ltd. (“Sinovac China”) and its 100% owned subsidiaries Tangshan Yian Bioengineering Co., Ltd. (“Tangshan Yian”) and Sinovac Biotech (Canada) Ltd. (“Sinovac Canada”). Collectively, they are referred to as the “Company”. The parent company was incorporated on March 1, 1999 under the International Business Corporations Act No. 28 of 1982 of the laws of Antigua and Barbuda.

The Company, through its subsidiaries, Sinovac China and Tangshan Yian, primarily operates in China and is in the business of research and development, production and sales of pharmaceutical products. The parent company, which is incorporated in Antigua and Barbuda on March 1, 1999, holds an office in Vancouver, Canada.  Sinovac China was incorporated under the laws of China on April 28, 2001. In February 2005, the Company increased its interest in Sinovac China from 51% to 71.56% (see Note 7). Tangshan Yian was incorporated under the laws of China on February 9, 1993.

The Company incorporated a 100% owned subsidiary called Sinovac Biotech (Canada) Ltd., under the Canadian Business Corporations Act, on May 12, 2004. Sinovac Canada has been inactive since its inception.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. They should be read in conjunction with the financial statements and related footnotes for the Company’s most recently completed year ended December 31, 2004.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results for other periods or for the year as a whole. The Company does not earn its revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period. Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations. Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

2.       Restatements

Management has determined that, in 2003 and 2002, the Company should have treated the acquisition of certain licenses as purchases of in-process research and development. Management has also determined that in 2003, the Company capitalized certain research and development costs that should have been expensed. Management has further determined that, in 2001, the Company should have commenced amortization of its hepatitis A vaccine license at the date of purchase, in April 2001, instead of in July 2002. The Company has restated its financial statements as at December 31, 2004 to correct these errors. The effect of these adjustments on the Company’s consolidated financial condition is as follows:

	December 31, 2004
	Restated	Originally Reported

Licenses and permits	$1,230,315	$2,343,927
Deferred tax asset	860,300	693,300
Total assets	22,420,230	23,366,842
Minority interest	3,124,640	3,575,004
Accumulated deficit	(6,155,425)	(5,659,177)

The results of operations for the six months ended June 30, 2004 were not previously reported, however, these restatements did not have any effect on the results of operations in the comparative period.

3.       New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS No. 151 does not have an impact on the Company’s consolidated financial statements.

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

3.       New Accounting Pronouncements (Continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company does not expect the adoption of this SFAS to have a material impact on its consolidated financial position, results of operations or cash flows.

4.       Accounts Receivable

	June 30	December 31
	2005	2004

Trade receivables	$ 4,433,874	$ 3,839,249
Allowance for doubtful accounts	(564,010)	(521,804)

	3,869,864	3,317,445
Other receivables	156,221	35,842

Total	$ 4,026,085	$ 3,353,287
============================	=============	==============

5.      Inventories

	June 30	December 31
	2005	2004

Raw materials	$ 180,521	$ 149,493
Finished goods	573,550	230,847
Work in progress	633,197	106,903

Total	$ 1,387,268	$ 487,243
============================	=============	==============

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

6.      Property, Plant and Equipment

	June 30, 2005
	Cost	Accumulated Amortization	Net Book Value

Construction in progress	$ 2,581,869	$ -	$ 2,581,869
Plant and building	5,809,021	526,208	5,282,813
Land-use rights	1,333,083	78,287	1,254,796
Machinery and equipment	3,595,878	1,052,903	2,542,975
Motor vehicles	242,406	109,166	133,240
Office equipment and furniture	256,016	130,397	125,619

Total	$ 13,818,273	$ 1,896,961	$ 11,921,312
=============================	===========	============	============

	December 31, 2004
	Cost	Accumulated Amortization	Net Book Value

Construction in progress	$ 1,196,094	$ -	$ 1,196,094
Plant and building	5,797,311	439,011	5,358,300
Land-use rights	592,087	57,022	535,065
Machinery and equipment	3,572,657	908,110	2,664,547
Motor vehicles	242,406	90,367	152,039
Office equipment and furniture	243,905	107,887	136,018

Total	$ 11,644,460	$ 1,602,397	$ 10,042,063
=============================	===========	============	============

At June 30, 2005, three apartments used as dormitories included in plant and building are pledged as collateral for a mortgage and a short-term bank loan. Depreciation expense for the six months ended June 30, 2005 and 2004 was $294,564 and $320,546, respectively.

7.       Acquisition of Interest in Sinovac China

In February 2005, the Company acquired a 20.56% interest in Sinovac China for total cash consideration of $3,310,000, of which $1,050,000 was paid in 2004.  Following this acquisition, the Company owns 71.56% of Sinovac China.

The acquisition has been accounted for by the purchase method. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is obtaining third-party valuations of certain intangible assets; accordingly, the allocation of the purchase price is subject to refinement.

Cash and cash equivalents		$164,748
Restricted cash		80,489
Account receivable, deposits and others		1,169,335
Inventory		132,024
Property, plant and equipment		2,545,105
Licenses and in-process research and development		1,174,032
Deferred income tax assets		(31,458)
Liabilities		(1,924,275)

Net assets acquired		$3,310,000
======================================	====	===========

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

7.       Acquisition of Interest in Sinovac China (Continued)

The amount assigned to in-process research and development, totaling $86,189, was written off at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

8.       Licenses and Permit

		June 30, 2005		December 31, 2004 Restated (Note 2)

Inactive hepatitis A		$2,474,806		$1,941,879
Recombinant hepatitis A and B		113,955		-

		2,588,761		1,941,879
Less: accumulated amortization		(843,115)		(711,564)

Total		$1,745,646		$1,230,315
========================	===	===========	===	=============

a)      In February 2005, the Company acquired a further 20.56% interest in Sinovac China (see Note 7) resulting in an increase in the carrying value of licenses and permits of $646,882.

b)      Amortization expense for licenses and permits for the six months ended June 30, 2005 and 2004 were $132,101 and $97,094, respectively.

9.       Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac China based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations. In the six months ended June 30, 2005, the minority interest was 49% for the period January 1, 2005 through to January 31, 2005 and 28.44% for the period February 1, 2005 through to June 30, 2005. In the six months ended June 30, 2004, the minority interest was 49%.

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

10.     Capital Stock

(a)  Share Capital

In January 2005, the Company completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000. Of this amount, $206,950 had been received by December 31, 2004. Each unit consisted of one share of common stock of the Company and one share purchase warrant. The Company issued 39,333 warrants and 1,970 warrants as finders' fees for the two private placements, respectively. The Company also paid finders' fees in cash totalling $168,200. Each warrant entitles its holder to purchase one additional share of common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

  For the first private placement warrants, at a price of $4.00 thereafter until the two year anniversary date after the issuance. The warrants are subject to call provisions in favor of the Company, which may accelerate the expiry date.

  For the second private placement warrants, at a price of $4.00 thereafter until October 15, 2006. The warrants are subject to call provisions in favor of the Company, which may accelerate the expiry date.

During the six months ended June 30, 2005, the Company issued 1,166,529 shares of common stock on the exercise of share purchase warrants with the exercise pricing ranging from $1.60 - $1.70 per share for the total proceeds of $1,916,266.

In April 2005, the Company issued 68,000 shares of common stock on the exercise of employee stock options exercisable at $1.31 per share, yielding proceeds of $89,080.

(b)  Share Purchase Warrants

A summary of the Company’s share purchase warrant activity is presented below:

	Number		Weighted Average Exercise Price

Outstanding and exercisable at December 31, 2003
Issued	8,358,400		$2.25
Exercised	(991,782)		1.50

Outstanding and exercisable at December 31, 2004	7,366,618		2.35
Issued	602,970		3.35
Expired	(4,041,778)		2.40
Exercised	(1,166,529)		1.64

Outstanding and exercisable at June 30, 2005	2,761,281		$3.08
=================================	==========	==	==========

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

11.     Stock Options

A summary of the Company’s stock options activities is presented below:

	Number		Weighted Average Exercise Price

Outstanding as at December 31, 2003	3,000,000		$1.31
Granted	2,004,500		4.55
Forfeited	(4,500)		(1.31)
Canceled	(500)		(1.31)
Exercised	(40,500)		(1.31)

Outstanding as at December 31, 2004	4,959,000		2.62
Granted	60,000		2.40
Forfeited	(82,000)		(1.31)
Canceled	(2,000,000)		4.55
Exercised	(68,000)		(1.31)

Outstanding at June 30, 2005	2,869,000		$$1.34

Exercisable as at June 30, 2005	2,166,500		$$1.32
=================================	===========	===	===========

The Company charged $2,897,088 and $2,238,098 in stock-based compensation to operations in the six months ended June 30, 2005 and 2004 respectively by applying the fair value method in accordance with SFAS No.123. The following table shows the assumptions used in determining the stock-based compensation costs under the Black-Scholes option pricing model:

	2005	2004

Expected volatility	60.8%	74.0%
Risk-free interest rate	3.86%	3.44%
Expected life (years)	5.0	5.0
Dividend yield	Nil	Nil
Number of stock options granted	60,000	2,004,500
Weighted average fair value of options granted	$ 1.32	$ 2.85

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

12.     Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)   Due from related parties consists of the following (see Notes 7 and 8):

	June 30 2005	December 31 2004
Due from Shenzhen Bio-Port Co., Ltd. ("Shenzhen Co."), a non- controlling shareholder of Sinovac China, bearing interest at the prevailing lending rates in China, which ranged from 5% - 6% in 2004.	$ -	$ 421,327

Due from Beijing Weiming, a non-controlling shareholder of Sinovac China, bearing interest at the prevailing lending rates in China, which ranged from 5% - 6% in 2004.	-	773,551

Due from a director	164,680	145,950

Promissory note from a director, including accrued interest of $36,255 (see below)	1,275,296	1,671,048

Total	$ 1,439,976	$ 3,011,876
=================================================	============	============

The promissory note from a director of the Company with the principal amount of $1,849,000 was due on September 24, 2004. On October 12, 2004, the Company entered into a pledge, escrow and promissory note agreement ("Escrow Agreement") with this director to extend the repayment date. Pursuant to the Escrow Agreement, the promissory note shall be paid in instalments of $200,000 commencing November 15, 2004 and the like amount each three months thereafter with any remaining sum due on November 15, 2006. The note bears interest at 5% per year. The Company received $200,000 in 2004 and $400,000 in the six-month period ended June 30, 2005 in accordance with the payment schedule. This director placed 3,000,000 shares of the Company in escrow as security for the amounts owing under the Escrow Agreement.

(b)   Amounts due to related parties are unsecured, interest free and have no stated term of repayment:

	June 30 2005	December 31 2004

Due to Beijing Keding, a non-controlling shareholder of the Company	$ -	$ 10,481
Due to Beijing Xinfu, a non-controlling shareholder of the Company	5,117	5,611
Due to a director	31,019	13,098

Total	$ 36,136	$ 29,190
==============================================	=============	==============

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

12.     Related Party Transactions (Continued)

(c)   The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	Six Months Ended	Six Months Ended
	June 30	June 30
	2005	2004

Interest income earned on the advances to related parties	$ 36,225	$ 161,585
Interest expenses incurred on the advances from related parties (including interest imputed at the rate of 5% per year on the interest-free advances received):	$ -	$ 68,179

(d)   In 2004, the Company entered into two operating lease agreements with Beijing Weiming, a non-controlling shareholder of Sinovac China, with respect to Sinovac China's production plant and laboratory in Beijing, China for an annual lease of totalling of $169,000 (RMB 1,398,680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits as at June 30, 2005, is $312,247 (RMB 2,585,403) representing the lease deposit made to this related party.

(e)   In 2004, a promissory note owed by a director of the Company to Tangshan Yian approximately $2.6 million was settled by $400,000 cash and offsetting $2.2 million promissory note owed to him.  As of December 31, 2004, $145,950 representing the interest owing on the $2.6 million promissory note remained unpaid and was included in due from related parties.

(f)     In 2005, the Company made a deposit of $388,682 to a company controlled by a director of Sinovac China  in respect of land-use rights.

13.     Distribution of Profit

Pursuant to Chinese company law applicable to foreign investment companies, the Company’s subsidiaries, Sinovac China and Tangshan Yian, are required to maintain dedicated reserves, which include a general reserve and an enterprise expansion reserve.  The dedicated reserves are to be appropriated from net income after taxes, determined under the relevant Chinese accounting regulations at a rate determined by the board of directors of the respective subsidiaries, and recorded as a component of shareholders’ equity.  The dedicated reserves are not distributable other than upon liquidation.

Pursuant to the same Chinese company law, the Company’s subsidiaries are required to transfer, at the discretion of its board of directors, a certain amount of its annual net income after taxes as determined under the relevant Chinese accounting regulations to a staff welfare and bonus fund.

The reserves are accrued on an annual basis and no accrual was made in the six months ended June 30, 2005 or 2004.

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

14.     Financial Instruments

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities, and due from and to related parties approximate their fair value.  The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2005 and December 31, 2004, approximates its carrying value.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.  Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash in high credit quality financial institutions. Ongoing credit evaluations of customers’ financial condition are performed and the Company maintains provision for potential credit losses if necessary.  The Company does not require collateral or other security to support financial instruments subject to credit risks.  The Company is not subject to significant interest risk unless otherwise disclosed.

SINOVAC BIOTECH LTD.
Notes to Consolidated Financial Statements
Six Months Ended June 30, 2005
(Unaudited)
(Expressed in U.S. Dollars)

15.     Segmented Information

The Company operates exclusively in the biotech sector researching and producing vaccines. The geographical division of the Company’s total assets and net loss for the period is shown below. All revenues are generated in China and relate to sales of hepatitis vaccines.

Assets by Geographical Location	June 30, 2005	December 31, 2004 Restated (Note 2)

North America	$ 470,000	$ 780,000
China	23,305,724	21,640,230

Total	$ 23,775,724	$ 22,420,230
=====================================	===========	===========

Net loss for the period	For the Six Months Ended June 30
	2005	2004

North America	$ (3,069,595)	$ (2,415,022)
China	(395,918)	(474,274)

Total	$ (3,465,513)	$ (2,889,296)
=====================================	===========	===========

16.     Non Cash Transactions

In January 2004, the Company issued 3,500,000 shares of common stock and $2,200,000 promissory note for the acquisition of Tangshan Yian. The $2.2 million promissory note was settled in 2004 by offsetting the amount owed by this related party.

Item 2.     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATIONS

Forward-Looking Information

Except for historical information contained herein, this Semi-annual Report contains certain forward-looking information based on our current expectations. The inclusion of forward-looking statements should not be regarded as a representation by us or any other person that the objectives or plans will be achieved because our actual results may differ materially from any forward-looking statement. The words “may,” “should,” “plans,” “believe,” “anticipate,” “estimate,” “expect,” their opposites and similar expressions are intended to identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.  We inform readers that such statements are not guarantees of future performance or events and are subject to a number of factors that may tend to influence the accuracy of the statements, including but not limited to, those risk factors outlined titled “Risk Factors” in our Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on December 30, 2005.  The reader should not unduly rely on these forward-looking statements, which speak only as of the date of this semi-annual report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this semi-annual report or to reflect the occurrence of unanticipated events. The reader should, however, review the factors and risks described in the reports Sinovac files from time to time with the SEC after the date of this semi-annual report.

In addition, Sinovac own or has rights to various trademarks including Healive(TM), Bilive(TM) and Anflu(TM). All other company names, registered trademarks, trademarks and service marks included in this semi-annual report are trademarks, registered trademarks, service marks or trade names of their respective owners.

Company Overview

Sinovac specializes in the research, development, commercialization, and sale of human vaccines to prevent infectious endemic and pandemic diseases such as hepatitis A and hepatitis B, influenza, Japanese encephalitis, SARS, and avian influenza (bird flu).  The Company’s corporate development plan focuses on developing and commercializing human-use vaccines to combat conventional and emerging viruses.  Sinovac works closely with Chinese public health officials and institutions.

In 2002 Sinovac became the first company in China to successfully research, develop and commercialize the country’s first inactivated hepatitis A vaccine (Healive(TM)) for the Chinese market.  Then in May 2004, Sinovac became the first company in the world to commence human clinical trials on a vaccine to prevent SARS.  Successful again in June 2005, Sinovac became the first company in China to successfully research, develop and commercialize the first combined hepatitis A and hepatitis B vaccine (Bilive(TM)) for the Chinese market.

Approved Products in Production

•  Healive(TM) is a stable, safe and efficacious vaccine developed to prevent hepatitis A. It comes in both adult and child doses, providing reliable and long-lasting immune effectiveness. The first inactivated hepatitis A vaccine developed by Chinese scientists, Healive(TM) received the Chinese State Certificate for new drugs in 1999 and is fully endorsed by China’s State Food and Drug Administration (SFDA).

•  Bilive(TM) is a stable, safe and efficacious vaccine developed to prevent hepatitis A&B. It is available in both adult and child doses, and provides reliable and long-lasting immunity. The Company received the China State Food & Drug Administration (“SFDA”) approval of its hepatitis A&B vaccine, Bilive(TM) in January 2005. The marketing plan for Bilive(TM) is similar to that of Healive(TM) ™ and is distributed through the same channels.  The Company began sales of Bilive(TM) in July 2005.

Approved Product, Pre-Production

•  Anflu(TM) is a stable, safe and efficacious vaccine developed to prevent influenza. Sinovac developed the Anflu(TM) vaccine in response to the persistent shortfall of influenza vaccines in China.  The SFDA granted the Company with a New Drug Certificate in March 2005 and a Production License in July 2005.  The 2 million-dose production capacity manufacturing facility was almost completed and the final preparations are being made before submitting an application for Good Manufacturing Practices (GMP) certification.

Anflu(TM) is a split-virion vaccine; split-virion vaccines are the most widely used influenza vaccines in the world because of their safety and high immunogenic characteristics.  Whole virion vaccines are prohibited for children under 12 because of potentially severe adverse reactions.  Split-virion vaccines contain purified portions of the virus rather than the entire virus. Generally, these have been shown to be associated with fewer adverse effects in children, young adults, pregnant women and the elderly, while maintaining immunogenicity similar to that of whole virus preparations.

Sinovac intends to establish itself as the market leader for split-virion vaccine production.  With an aging population and a growing health-conscious middle class, the demand for safe and efficacious influenza vaccines is growing by as much as 16% (compounded annual growth rate) per year in China.  Ideally, if SFDA approves Anflu ™ for sales, Anflu(TM) marketing will begin in late summer of 2005, with sales expected to begin in the last quarter of 2005.  After it is approved for sales to the public, Sinovac will utilize the same sales and distribution channels as it does for Healive(TM) and Bilive(TM).

Products in Research and Development

•  Severe Acute Respiratory Syndrome (SARS) Vaccine:

Sinovac believes it is the first company in the world to prove the safety and immunogenicity of a SARS vaccine. Sinovac’s proprietary SARS vaccine was proven to induce SARS-neutralizing antibodies in tests of human volunteers’ blood serum. A research grant from the Ministry of Science and Technology and other central government agencies on behalf of the Chinese government as a whole has provided sufficient funding for the phase I clinical trial and demonstrates the support for the Company’s SARS vaccine research.

Results of SARS vaccine Phase I clinical trial determined the safety of the vaccine for humans. The observation period of the SARS Phase I clinical trial ended in March 2005, after every volunteer was observed for 210 days following inoculation.  Today, the Company is still the only company to complete phase I clinical trials on a SARS vaccine.

On June 1 2005 the Initiative for Vaccine Research (IVR), a division of World Health Organization (WHO), organized a conference to review the results of the Phase I SARS vaccine trial and discuss Phase II protocols.  The conference was held at WHO headquarters in Geneva, wherein WHO professionals gave several valuable technical recommendations on Phase II trials.

After completion of Phase I clinical trials, Sinovac decided to undertake a study on the persistence of immunity.  The study will be continuously conducted for three years to test the antibody in volunteers’ blood serum.  The blood sample of the volunteers will be collected once a year for three years. The first blood sample collection was completed on June 26, 2005.

•  Avian Influenza (Bird Flu, Pandemic Influenza) Vaccine:

Sinovac is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center for Disease Control (CDC).  The CDC controls the Chinese vaccine market through its two main functions: commercial sales agency and governmental department in the pharmaceutical sector for China.

The Company began working on an avian flu virus with its New Human Influenza (H5N1) Vaccine and Development Project in 2004.  Sinovac is currently advancing its recombinant vaccine through the later stages of pre-clinical studies.

Production Capabilities

Sinovac’s corporate headquarters and production facilities are located in the Peking University BioCity. The Company has two separate production facilities; the combined Healive(TM) and Bilive(TM) facility was GMP certified in 2002 and the brand new Anflu(TM) facility, which is expected to gain GMP certification in the second half of 2005.

The combined Healive(TM) ™ and Bilive(TM) facility was designed and built  by the Italian company F.W. Steril and validated by the Spanish company Sociedad de Validacion de Sistemas (accredited by the US FDA).  The 2,200 square meter state-of-the-art plant has a production capacity of 5 million vaccine doses per year (any combination of Healive(TM) ™ and Bilive(TM)).

The Company’s new flu production line is built to China Good Manufacturing Practice (GMP) standards. The 2,600 square meter facility has a production capacity of 2 million flu vaccine doses per year. This production line can also be used to produce a pandemic influenza (avian flu) vaccine for humans against the H5N1 virus.

Research and Development Facilities

The Company’s Tangshan Yian plant (formerly the Tangshan Yian Biological Engineering Co. Ltd.) is Sinovac’s primary research and development facility.  This 4,300 square meter facility is located in the New Hi-tech Development Zone of Tangshan City 160 km from Beijing and conducts research and pilot-production for the company’s in-development vaccine biotechnologies. The plant includes a world class Biosafety Level 3 (BSL3) lab.

All of Sinovac’s facilities are GMP certified and conform to the World Health Organization’s recommended bio-safety standards.

Regulatory Changes to the Vaccine Distribution System in China

In March 2005, China’s State Food and Drug Administration (SFDA) announced a new regulation for vaccine distribution in China. The new regulation simplifies the distribution channel and enables vaccine manufacturers to directly sell their vaccine to any CDCs or hospitals. Previously vaccine manufacturers could only sell vaccines through CDC system. Since Sinovac’s products are targeted at the private market, our executives believe this regulation will benefit the Company.

Operating Results

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Sales

Our sales reflect the value of vaccines sold less any returns and discounts.   Company sales in the first six months of 2005 and 2004 were entirely comprised of Healive(TM).  The Company generated revenue of $2,699,000 and $2,292,000 in sales of Healive(TM) for the six months ended June 30, 2005 and June 30, 2004, respectively, corresponding to revenue growth of 17.8%. Revenue growth in 2005 was attributable to an increase of the number of salespersons and marketing activities. However, new regulations for vaccine distribution in China caused the month-to-month sales growth to be slower than the corresponding period in last year. We expect the sales will recover after the market fully understands and get used to the new regulations.

Gross Profit

The Company’s gross profit reflects the contribution from sales after direct costs, such as production labor, raw material, and packaging costs. Gross profit margin increased to 73.0% for the six months ended June 30, 2005 from 66.7% in the six months ended June 30, 2004. The increase in gross profit margin was due to economies of scale, which gave higher virus production efficiency; increased production of Healive(TM) decreased the average cost per unit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") include non-production related wages and salaries, consulting fees, freight, travel, occupancy, advertising, public company costs and professional fees. SG&A expenses were $2,201,000 and $1,861,000 for the six months ended June 30, 2005 and June 30, 2004, respectively.  Company sales expenses increased in 2005 due to increased marketing expenses for exploration of new markets and sales persons’ bonuses for 2004 after the big increase in sales realized in 2004.

Administrative expenses included $89,000 relating to Tangshan Yian that was included in the consolidated financial statements as the result of the acquisition of that company.  Sinovac expects to see additional increases in SG&A to support continuing market penetration and brand awareness. Total marketing expenses included in SG&A expenses for six-month period ended June 30, 2005 were $1,071,000 compared to $523,000 for the corresponding period in 2004.

Stock-Based Compensation

The Company took aggressive steps to reduce the number of stocks options granted, canceling, with the consent of the option holders, 1,977,000 stock options that had been granted in April 2004. Under U.S. generally accepted accounting principles, the expense associated with the granting of stock options is normally recognized over the vesting period. On cancellation of stock options, the full remaining amount of the expense is recognized immediately. As a result, cancellation of the April 2004 stock options resulted in an abnormally large stock-based compensation charge in the current period.

The Company incurred stock-based compensation of $2,897,000 and $2,238,000 for the six months ended June 30, 2005 and June 30, 2004, respectively.  Of the current period charge, about $1.4 million was attributable to the cancellation of the April 2004 stock options. In the current fiscal year, Sinovac granted 60,000 stock options to employees at an exercise price of $2.40 per share. The Company has unearned compensation costs of about $750,000.  This unearned component will be recognized over the remaining vesting period. This item does not reduce the cash balance of the Company but reflects the unrecognized portion of the fair value of stock options that have not yet vested.

Research and Development Expenses

Research and development expenses reflect amounts spent on the split flu, pandemic influenza vaccine (avian flu vaccine for humans), and Japanese encephalitis vaccines. These amounts are shown net of government research grants recognized in the period. The Chinese government has provided grants to the Company which are brought into income in the period in which the research and development expenses are recorded and the conditions imposed by the government authorities are fulfilled.

Total research and development expenses aggregated $216,000 and $530,000 for the six months ended June 30, 2005 and June 30, 2004, respectively. The expenses associated with SARS vaccine development in the first half of 2005 were funded by a government grant. The Company recognized $100,000 of government research grant income in the current period, while in the six months ended June 30, 2004, the Company recognized government research grant income of $393,000. Accordingly, the net research and development expense in the six months ended June 30, 2005 was $116,000 compared to $137,000 in the comparative period.

Interest and Financing Expenses

Interest and financing expenses were $84,000 and $172,000 for the six months ended June 30, 2005 and June 30, 2004, respectively. The 2005 decrease was mainly due to lower financing expenses.

Provision for Income Taxes

In 2004, the Company accrued an $860,000 deferred tax asset in Sinovac’s subsidiary, Sinovac Biotech Co., Ltd. (“Sinovac China”).  After adjusting this balance by $208,000 on the purchase of a 20.56% interest in Sinovac China and incurring a $21,000 deferred income tax expense in the current period the Company has a remaining deferred income tax asset of $631,000. The Company did not incur a tax expense in the comparative period.

The Company’s taxable income in China is subject to Chinese income tax regulations for its reported statutory income declaration at a tax rate in accordance with the relevant income tax laws and regulations applicable to Sino-foreign joint ventures. Sinovac China is subject to a 7.5% corporation income tax rate until 2006 and 15% tax rate after that. Tangshan Yian was eligible for a full exemption from income taxes for the two six month periods presented once profitable. Tangshan Yian will receive a 50% reduction in income taxes for the 36 months following its first profit-making year. Currently, Tangshan Yian is in a loss position.

Net Loss

The Company’s net loss was $3,466,000 and $2,889,000 for the six months ended June 30, 2005 and June 30, 2004, respectively. While sales and gross profit margin increased, the resulting increase in gross profit was more than offset by increased selling, general and administrative expenses and stock-based compensation.  However, stock based compensation does not affect the Company’s cash flow. On a pro forma basis, the net loss for the six months ended June 30, 2005 was $568,000 before stock based compensation charge and $2,069,000 before the stock based compensation relating to the cancellation of stock options.

Liquidity and Capital Resources

Sinovac’s capital requirements have generally been funded by cash flow from sales revenue and issuances of common stock.  Unrestricted cash and cash equivalents totaled $1,342,000 at June 30, 2005, which is sufficient to fund the Company’s business over the next 12 months, although the Company is seeking to raise additional capital to finance expansion.

Sinovac plans to raise capital from the sale of equity securities. There can be no assurance that any that such financing will be available, if at all, on terms acceptable to the Company.  If additional funds are raised by the issuance of equity securities, stockholders may experience dilution of their ownership interest.

The Company used net cash of $1,263,000 and $1,599,000 for the six months ended June 30, 2005 and June 30, 2004, respectively. The net loss for the period of $3,466,000 incorporated certain non-cash charges including stock-based compensation ($2,897,000), a provision for doubtful debts ($42,000) and depreciation and amortization ($426,000). The loss for the period also included the minority interest in the loss of $173,000, which did not represent a cash flow. Working capital used cash of $1,621,000 in the six months ended June 30, 2005. In aggregate, operating activities consumed $1,802,000 of cash in the six months ended June 30, 2005 compared to consuming cash of $1,787,000 in the comparative period.

The Company’s working capital was $1,589,000 and $1,815,000 at June 30, 2005 and December 31, 2004, respectively.

The Company’s financing activities generated $4,521,000, which included $3,316,000 of newly raised share capital and $1,543,000 from related parties offset by dividends payable of $325,000 and loan repayment of $12,000.

During the six months ended June 30, 2005, the Company used cash of $3,975,000 in investing activities, compared to $385,000 in the six months ended June 30, 2004. The Company paid cash of $2,260,000 in 2005 and advanced $1,050,000 to related parties in 2004 to acquire a 20.56% interest in Sinovac China. During the current period, the Company also spent $1,432,000 on the acquisition of property, plant and equipment, largely associated with the influenza production line, paid $389,000 as a deposit for land use rights.

Forecast for the Second Half of 2005

Seasonal vaccine sales patterns in China affect the timing of Sinovac’s sales.  The major users of vaccines come from middle school and college students, who need booster vaccination. Students break for summer holidays in July and August, hence large-scale vaccination programs do not take place during this period and sales are relatively low in July and August.  In September, new students are required to receive vaccinations during registration.  This vaccination requirement thus drives up sales in September.

In anticipation of the January – February Chinese spring festival, the Center for Disease Control usually purchases a large order of vaccines in preparation in December. Historically, December is Sinovac’s largest sales month, with December sales accounting for approximately 25% of the annual total.

Judging from the sales trend of the Company’s first six months of 2005 operations, each quarter’s sales has been higher than the same quarter in 2004.  The Company expects that the seasonality effect described above will result in the second half of this years sales to exceed last year’s, in comparative quarters, with about $10 million in total revenues for 2005.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The carrying value of cash and cash equivalents, accounts receivable, short-term loans payable, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The fair value of long-term debt is based on the discounted value of contractual cash flows and at June 30, 2005, approximates its carrying value.  The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

The Company is operating in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB.  The Company generates all of its revenues and incurs most of its cost of sales and selling, general and administrative expenses in RMB. Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets.  The Company places its cash in high credit quality financial institutions.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

On July 21 2005 China abandoned the fixed exchange rate between the RMB and the United States dollar. The RMB is now linked to a basket of currencies and has increased in value slightly against the United States dollar. About half of the Company’s expenditures are made in RMB, 13% in United States dollars and 39% in Canadian dollars. We do not expect the revised exchange rate mechanism to have a material effect on our results of operations or financial position.

ITEM 4.      CONTROLS AND PROCEDURES

(a)               Evaluation of Disclosure Controls and Procedures.

The term “disclosure controls and procedures” refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

Under the supervision and with the participation of our management, including our chief executive officer, we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of June 30, 2005. Based on this evaluation, our president and chief executive office concluded that our disclosure controls and procedures were effective as of June 30, 2005 to ensure the timely disclosure of required information in our Securities and Exchange Commission filings.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, the design of any system of control is based upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all future events, no matter how remote. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

(b)        Changes in Internal Control over Financial Reporting.

During the current period, management identified shortcomings in our disclosure controls relating to the accounting treatment of purchased intellectual property. We have revised controls relating to whether the cost of such assets should be capitalized or charged to operations as in-process research and development. In conjunction with this change, we have also revised our controls relating to when amortization should commence on the purchase of vaccine rights. In addition, we have revised controls relating to the presentation of reverse merger transactions. Apart from these changes, there have been no changes in our internal control over financial reporting during the fiscal period ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We now conclude that our disclosure controls and procedures are effective as of June 30, 2005.

ITEM 5.     LEGAL PROCEEDINGS

There are no pending material legal proceedings to which Sinovac is a party, and we are not aware of any threatened legal proceedings involving the Company.

ITEM 6.     UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In January 2005, Sinovac completed two private placements by issuing 491,667 and 70,000 units, respectively, at $3.00 per unit for total gross proceeds of $1,685,000. Of this amount, $206,950 had been received by December 31, 2004. Each unit consisted of one share of our common stock and one share purchase warrant. We issued 39,333 warrants and 1,970 warrants as finders' fees for the two private placements, respectively. We also paid finders' fees in cash totaling $168,200. Each warrant entitles its holder to purchase one additional share of our common stock of the Company at $3.35 per share until the one year anniversary date from the date of issuance, and:

•  For the 491,667 private placement warrants, at a price of $4.00 thereafter until the two year anniversary date after the issuance. The warrants are subject to call provisions in favor of the Company, which may hasten the expiry date.

•  For the 70,000 private placement warrants, at a price of $4.00 thereafter until October 15, 2006. The warrants are subject to call provisions in favor of the Company, which may hasten the expiry date.

Warrants issued as the finders' fees have the same terms as described above.

Net proceeds from these offerings will be used for general working capital purposes.

There were no other unregistered sales of equity securities as at June 30, 2005 that were not reported.

ITEM 7.     DEFAULTS UPON SENIOR SECURITIES

During the six months ended June 30, 2005 there were no material defaults in the payment of principal, interest or any payment that would require disclosure under this item.

ITEM 8.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the Company’s security holders during the six months ended June 30, 2005.

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                SINOVAC BIOTECH LTD.

Date:  January 9, 2006                                                   By:       /s/ Weidong Yin
                                                                                                Weidong Yin, President,
                                                                                                CEO and a Director